Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Fourth Quarter and Year Ended December 31, 2012

•	$166.0 million Net Income for the Full Year 2012

•	$146.6 million Net Income for Q4 2012

•	$352.6 million Liquidity

•	$390.0 million EBITDA for the Full Year 2012

•	$205.6 million EBITDA for Q4 2012

•	Dividend of $0.06 per share for Q4 2012

PIRAEUS, GREECE—(Marketwire – February 19, 2013) - Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “I believe that Navios Holdings is poised to capture any upturn in the market. During the past few years, as the maritime industry suffered, we focused our energies on controlling that which we could. Today, we not only have excellent cost controls and superb technical management capabilities, we also have a strong balance sheet. As a result, we continue returning capital to our shareholders through dividend payments and declared a $0.06 dividend for Q4 2012 to shareholders of record on March 20, 2013.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Credit Default Insurance Settlement

In Q4 of 2012, Navios Holdings restructured the insurance arrangement with its credit default insurer. In connection with this restructuring, Navios Holdings received:

(i)	a $175.4 million lump sum cash payment from the credit default insurer; and

(ii)	$41.2 million of revenue covered under the restructured credit default insurance policy.

As part of restructuring of the credit default insurance and pursuant to the management agreement between the parties, Navios Holdings agreed to provide supplemental charter insurance for $76.7 million of charters to Navios Maritime Partners L.P. (“Navios Partners”), with a maximum cash payment of $20.0 million.

Navios Holdings has $41.2 million of charters participating in the pool insurance coverage from its credit default insurer. The pool insurance covers charters totaling $217.1 million of both Navios Holdings and Navios Partners, with a maximum cash payment of $120.0 million.

Liquidity

Net Debt to Total Capitalization was 42% as of December 31, 2012. Navios Holdings’ total liquidity, including lines of credit, as of December 31, 2012 was approximately $352.6 million.

Time Charter Coverage

As of February 18, 2013, Navios Holdings had chartered-out 46.8% and 8.6% of available days for 2013 and 2014, respectively, equivalent to $93.2 million and $32.7 million in revenue, respectively. The average daily charter-out rate for the core fleet is $13,411 and $25,595 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2013 is $13,927.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Dividend Policy

On February 15, 2013, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2012 of $0.06 per share of common stock. The dividend is payable on March 27, 2013 to stockholders of record as of March 20, 2013. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Logistics

On February 8, 2013, Navios Logistics agreed to acquire Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company, for a total consideration of $2.0 million. Energias controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics plans on developing this land in expanding its port operations.

Navios Partners

On February 14, 2013, Navios Holdings received $7.3 million representing the cash dividend from Navios Partners for the fourth quarter of 2012.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On January 4, 2013, Navios Holdings received $1.3 million representing the cash dividend from Navios Acquisition for the third quarter of 2012.

Fleet Profile

Navios Holdings controls a fleet of 50 vessels totaling 5.1 million dwt, of which 30 are owned and 20 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 46 vessels (16 Capesize, 10 Panamax, 18 Ultra-Handymax and two Handysize) totaling 4.7 million dwt. Additionally, Navios Holdings has four newbuilding charter-in vessels expected to be delivered at various dates through December 2013. The current average age of the operating fleet is 6.0 years.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

Fourth Quarter 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The fourth quarter 2012 and 2011 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period Ended December 31, 2012	Three Month Period Ended December 31, 2011
	(unaudited)	(unaudited)
Revenue	$128,457	$168,420
EBITDA (*)	$205,562	$63,914
Net Income (*)	$146,614	$11,816
Basic Earnings Per Share (*)	$1.44	$0.11

(*)	EBITDA for the three months ended December 31, 2012 includes a $161.2 million gain from defaulted charters’ compensation and related accounts, net.

Net Income and Basic Earnings Per Share for the three months ended December 31, 2012 also includes the item described in the immediately preceding paragraph, and a $4.1 million accelerated amortization of intangibles.

EBITDA, Net Income and Basic Earnings Per Share for the three months ended December 31, 2011 includes a $1.7 million accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation.

Revenue from drybulk vessel operations for the three months ended December 31, 2012 was $69.9 million as compared to $101.6 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the time charter equivalent rate (“TCE”) per day by 39.2% to $12,805 per day in the fourth quarter of 2012 as compared to $21,068 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 367 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 6.8% to 2,741 days in the fourth quarter of 2012 from 2,566 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 436 days.

Revenue from the logistics business was $58.6 million for the three months ended December 31, 2012 as compared to $66.8 million for the same period of 2011. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume of products sold and a decrease in revenues from liquid cargo transportation in the barge business.

EBITDA of Navios Holdings for the three months ended December 31, 2012 increased by $141.7 million to $205.6 million as compared to $63.9 million for the same period of 2011. The $141.7 million increase in EBITDA was primarily due to: (i) a $10.4 million decrease in time charter, voyage and logistics business expenses; (ii) a $0.2 million increase in gains from derivatives; (iii) a $1.2 million increase in equity in net earnings from affiliated companies; (iv) a $1.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) and (v) a $170.6 million increase in other income, net (positively affected from defaulted charters’ compensation and related accounts, net). The overall variance of $183.4 million was mitigated by: (i) a decrease in revenue of $40.0 million (affected by defaulted charters’ loss and the accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation in 2011); (ii) an increase in general and administrative expenses of $1.6 million (excluding share based compensation expenses); and (iii) a $0.1 million increase in net income attributable to the noncontrolling interest.

EBITDA of Navios Logistics was $10.9 million for the three month period ended December 31, 2012 as compared to $10.1 million for the same period in 2011.

Net income of Navios Holdings for the three months ended December 31, 2012 was $146.6 million as compared to $11.8 million for the same period of 2011. The increase of Net Income by $134.8 million was mainly due to: (i) an increase in EBITDA of $141.7 million; (ii) a decrease in share-based compensation expense of $0.1 million and (iii) a decrease in income taxes of $0.1 million. This increase was partially offset by: (i) an increase in interest income/expense and finance cost, net of $ 1.8 million; (ii) an increase in depreciation and amortization of $4.9 million (including the accelerated amortization of intangibles); and (iii) an increase of $0.4 million in amortization for deferred drydock and special survey costs.

Year Ended December 31, 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the year ended December 31, 2012 and 2011 (excluding consolidation of Navios Acquisition, with respect to the year ended December 31, 2011) presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measure, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below (with respect to the year ended December 31, 2011) exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Year Ended December 31, 2012	(Excluding consolidation of Navios Acquisition) Year Ended December 31, 2011
	(unaudited)	(unaudited)
Revenue	$616,494	$664,225
EBITDA (*)	$389,986	$245,889
Net Income (*)	$165,988	$42,267
Basic Earnings Per Share (*)	$1.62	$0.40

(*)	EBITDA for year ended December 31, 2012 includes (i) a $161.2 million gain from defaulted charters’ compensation and related accounts, net; and (ii) a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Net Income and Basic Earnings Per Share for the year ended December 31, 2012 includes items (i) and (ii) described in the immediately preceding paragraph, and a $4.1 million accelerated amortization of intangibles.

EBITDA, Net Income and Basic Earnings Per Share for the year ended December 31, 2011 include: (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on deconsolidation of Navios Acquisition; (iii) a $38.8 million gain on the sale of Navios Luz and Navios Orbiter to Navios Partners; and (iv) a $1.7 million accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation.

Navios Holdings’ total consolidated revenue for the year ended December 31, 2012 decreased by $47.7 million to $616.5 million as compared to $664.2 million for the same period during 2011.

Revenue from drybulk vessel operations for the year ended December 31, 2012 was $369.5 million as compared to $429.5 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in TCE per day by 21.2% to $18,167 per day during the year ended December 31, 2012 as compared to $23,064 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 1,544 days. This decrease was partially offset by: (i) an increase in available days for owned vessels by 5.3% to 10,757 days during year ended December 31, 2012 from 10,214 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 2,167 days.

Revenue from the logistics business was $247.0 million for the year ended December 31, 2012 as compared to $234.7 million during the same period of 2011. This increase was mainly attributable to: (i) increase in volumes and rates in the dry and liquid port terminals; (ii) increase due to the expansion of the barge fleet in the third and fourth quarter of 2011; and (iii) increase in time charter rates of cabotage vessels.

EBITDA of Navios Holdings for the year ended December 31, 2012 increased by $144.1 million to $390.0 million as compared to $245.9 million for the same period of 2011. The $144.1 million increase in EBITDA was primarily due to: (i) a $3.6 million decrease in time charter, voyage and logistics business expenses; (ii) a decrease in general and administrative expenses of $1.0 million (excluding share based compensation expenses); (iii) an increase in equity in net earnings from affiliated companies of $2.2 million; (iv) a $0.6 million increase in net income attributable to the noncontrolling interest; (v) a $172.6 million increase in other income, net (positively affected from defaulted charters’ compensation and related accounts, net); (vi) a $35.3 million loss on deconsolidation of Navios Acquisition in 2011; and (vii) $21.2 million of expenses relating to the bond extinguishment in January 2011. This overall variance of $236.5 million was mitigated by: (i) a decrease in revenue of $47.7 million (affected by defaulted charters’ loss and the accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation in 2011); (ii) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $6.2 million; and (iii) a decrease in gain from sale of assets of $38.5 million.

EBITDA of Navios Logistics was $48.1 million for the year ended December 31, 2012 as compared to $39.0 million during the same period in 2011.

Net income of Navios Holdings for the year ended December 31, 2012 was $166.0 million as compared to $42.3 million for the same period of 2011. The increase of Net Income by $123.7 million was mainly due to an increase in EBITDA of $144.1 million. This increase was mitigated by: (i) an increase in interest income/expense and finance cost, net of $8.8 million; (ii) an increase in depreciation and amortization of $8.9 million (including the accelerated amortization of intangibles); (iii) an increase of $1.9 million in amortization for deferred drydock and special survey costs; (iv) an increase of $0.5 million in share-based compensation expense; and (v) an increase in income taxes of $0.3 million.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Acquisition and the Navios Logistics fleets) and its fleet performance for the three and twelve month periods ended December 31, 2012 and 2011.

	Three Month Period Ended December 31, 2012	Three Month Period Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,474	4,230	17,589	16,423
Operating Days (2)	4,391	4,139	17,273	16,201
Fleet Utilization (3)	98.2%	97.8%	98.2%	98.7%
Equivalent Vessels (4)	49	46	48	45
TCE (5)	$12,805	$21,068	$18,167	$23,064

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period

Conference Call:

As previously announced, Navios Holdings will host a conference call today, February 19, 2013, at 8:30 am EST, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the fourth quarter and twelve months ended December 31, 2012.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 8:00 am EST.

Conference Call details:

Call Date/Time: February 19, 2013, at 8:30 am EST

Call Title: Navios Holdings Inc. Q4 and FY 2012 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 8968 0240

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 8968 0240

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$257,868	$171,096
Restricted cash	24,704	6,399
Accounts receivable, net	83,091	101,386
Due from affiliate companies	50,837	49,404
Prepaid expenses and other current assets	51,437	42,689

Total current assets	467,937	370,974

Deposit for vessel acquisitions	—	63,814
Vessels, port terminal and other fixed assets, net	1,746,493	1,767,946
Loan receivable from affiliate company	35,000	40,000
Long term receivable from affiliate companies	57,701	—
Investments in affiliates	187,794	117,088
Investments in available for sale securities	559	82,904
Other long term assets	64,457	67,489
Intangibles other than goodwill	209,058	243,273
Goodwill	160,336	160,336

Total non-current assets	2,461,398	2,542,850

Total assets	$2,929,335	$2,913,824

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$63,921	$52,113
Dividends payable	—	6,149
Accrued expenses	75,681	63,870
Deferred income and cash received in advance	12,696	28,557
Current portion of capital lease obligations	1,353	31,221
Current portion of long term debt	33,095	70,093

Total current liabilities	186,746	252,003

Senior and ship mortgage notes, net of discount	1,034,141	945,538
Long term debt, net of current portion	290,976	437,926
Capital lease obligations, net of current portion	23,759	—
Unfavorable lease terms	32,006	44,825
Other long term liabilities and deferred income	29,643	38,212
Deferred tax liability	18,522	19,628

Total non-current liabilities	1,429,047	1,486,129

Total liabilities	1,615,793	1,738,132

Commitments and contingencies	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both December 31, 2012 and 2011.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 103,255,409 and 102,409,364, as of December 31, 2012 and 2011, respectively	10	10
Additional paid-in capital	547,377	542,582
Accumulated other comprehensive (loss)/income	(558)	6,166
Retained earnings	650,050	510,348

Total Navios Holdings’ stockholders’ equity	1,196,879	1,059,106

Noncontrolling interest	116,663	116,586

Total stockholders’equity	1,313,542	1,175,692

Total liabilities and stockholders’equity	$2,929,335	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended December 31, 2012	Three Month Period Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$128,457	$168,420	$616,494	$689,355
Time charter, voyage and logistics business expenses	(65,774)	(76,188)	(269,279)	(273,312)
Direct vessel expenses	(26,167)	(26,788)	(117,790)	(117,269)
General and administrative expenses	(15,239)	(13,731)	(51,331)	(52,852)
Depreciation and amortization	(29,932)	(25,055)	(108,206)	(107,395)
Interest income/(expense) and finance cost, net	(25,981)	(24,219)	(103,479)	(103,061)
Gain/(loss) on derivatives	79	(80)	(196)	(165)
Gain on sale of assets	—	—	323	38,822
Loss on change in control	—	—	—	(35,325)
Loss on bond extinguishment	—	—	—	(21,199)
Other income/(expense), net	167,144	(3,412)	161,110	(11,569)

Income/(loss) before equity in net earnings of affiliated companies	132,587	(1,053)	127,646	6,030
Equity in net earnings of affiliated companies	13,772	12,544	38,731	35,246

Income before taxes	$146,359	$11,491	$166,377	$41,276
Income tax (expense)/benefit	(31)	(80)	(312)	56

Net income	146,328	11,411	166,065	41,332
Less: Net loss/(income) attributable to the noncontrolling interest	286	405	(77)	(506)
Preferred stock dividends of subsidiary	—	—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	—	—	12

Net income attributable to Navios Holdings common stockholders	$146,614	$11,816	$165,988	$40,811

Income attributable to Navios Holdings common stockholders, basic	$146,187	$11,388	$164,283	$39,115

Income attributable to Navios Holdings common stockholders, diluted	$146,614	$11,816	$165,988	$40,811

Basic earnings per share attributable to Navios Holdings common stockholders	$1.44	$0.11	$1.62	$0.39

Weighted average number of shares, basic	101,326,887	100,939,063	101,232,720	100,926,448

Diluted earnings per share attributable to Navios Holdings common stockholders	$1.32	$0.11	$1.49	$0.37

Weighted average number of shares, diluted	111,107,512	110,395,599	111,033,758	110,323,652

Other Comprehensive income/(loss)
Unrealized holding gains/(losses) on investments in available for sale securities	41	8,075	(566)	(26,458)
Reclassification to investments in affiliates	—	—	(6,158)	—

Total other comprehensive income/(loss)	41	8,075	(6,724)	(26,458)

Total comprehensive income	146,369	19,486	159,341	14,859
Comprehensive loss/(income) attributable to noncontrolling interest	286	405	(77)	(506)

Total comprehensive income attributable to Navios Holdings common stockholders	146,655	19,891	159,264	14,353

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$166,065	$41,332
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	150,945	131,470
Increase in operating assets	(48,057)	(77,023)
(Decrease)/increase in operating liabilities	(20,646)	23,633
Payments for drydock and special survey costs	(14,461)	(12,769)

Net cash provided by operating activities	$233,846	$106,643

INVESTING ACTIVITIES:
Cash acquired through asset acquisition	33	—
Deconsolidation of Navios Acquisition	—	(72,425)
Acquisition of subsidiary, net of cash acquired	—	—
Proceeds from sale of assets	67,500	120,000
Decrease in restricted cash	—	778
Receipts from investment in finance lease	—	—
Loan repayment from affiliate company	10,000	6,000
Loan proceeds to affiliate company	(11,120)	(33,609)
Deposits for vessel acquisitions	—	(66,769)
Acquisition of General Partner units	(1,472)	(2,052)
Acquisition of vessels	(38,357)	(56,059)
Purchase of property, equipment and other fixed assets	(19,333)	(71,128)

Net cash provided by/(used in) investing activities	$7,251	$(175,264)

FINANCING ACTIVITIES:
Proceeds from long-term loans	52,230	86,379
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	84,965	534,188
Repayment of long-term debt and payment of principal	(236,178)	(248,487)
Repayment of senior notes	—	(300,000)
Payments of obligations under capital leases	(1,519)	(1,040)
Debt issuance costs	(1,858)	(2,767)
Increase in restricted cash	(19,623)	(284)
Acquisition of noncontrolling interest	—	(8,638)
Issuance of common stock	93	415
Dividends paid	(32,435)	(27,238)
Acquisition of treasury stock	—	(221)

Net cash (used in)/provided by financing activities	(154,325)	32,307

Increase/(decrease) in cash and cash equivalents	86,772	(36,314)

Cash and cash equivalents, beginning of year	171,096	207,410

Cash and cash equivalents, end of year	$257,868	$171,096

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings and Navios Acquisition to satisfy their respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of EBITDA of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of EBITDA to Cash from Operations

Three Months Ended	December 31, 2012	December 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$172,135	$48,598
Net decrease in operating assets	(17,641)	(40,603)
Net decrease in operating liabilities	34,451	27,245
Net interest cost	25,981	24,219
Deferred finance charges	(1,554)	(1,254)
Provision for losses on accounts receivable	(16,694)	(120)
Unrealized gain on FFA derivatives	49	43
Equity in affiliates, net of dividends received	2,619	1,498
Payments for drydock and special survey	5,930	3,883
Noncontrolling interest	286	405

EBITDA	$205,562	$63,914

Navios Logistics EBITDA Reconciliation to Net Loss

	December 31,	December 31,
Three Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net loss attributable to Navios Logistics shareholders	$(748)	$(1,179)
Depreciation and amortization	6,866	6,007
Amortization of deferred drydock and special survey costs	312	275
Interest income	(104)	(136)
Interest expense and finance cost, net	4,598	5,096
Income tax expense	(39)	8

EBITDA	$10,885	$10,071

Navios Holdings Reconciliation of EBITDA to Cash from Operations

Twelve Months Ended	December 31, 2012	December 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$233,846	$106,643
Net increase in operating assets	48,057	77,023
Net decrease/(increase) in operating liabilities	20,646	(23,633)
Net interest cost	103,479	103,061
Deferred finance charges	(6,309)	(5,580)
Provision for losses on accounts receivable	(17,136)	(239)
Unrealized loss on FFA derivatives	(124)	(5,284)
Equity in affiliates, net of dividends received	(7,180)	(6,909)
Payments for drydock and special survey	14,461	12,769
Noncontrolling interest	(77)	(521)
Gain on sale of assets	323	38,822
Loss on change in control	—	(35,325)

EBITDA	$389,986	$260,827

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

Twelve Months Ended	December 31, 2012	December 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$—	$18,749
Net decrease in operating assets	—	(4,117)
Net increase in operating liabilities	—	(6,613)
Net interest cost	—	8,349
Deferred finance charges	—	(318)
Equity in affiliates, net of dividends received	—	(1,300)
Noncontrolling interest	—	188

EBITDA	$—	$14,938

Navios Logistics EBITDA Reconciliation to Net Income/(Loss)

Twelve Months Ended	December 31, 2012	December 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics shareholders	$156	$(196)
Depreciation and amortization	26,940	22,616
Amortization of deferred drydock and special survey costs	1,332	718
Interest income	(388)	(843)
Interest expense and finance cost, net	20,057	17,074
Income taxes	35	(348)

EBITDA	$48,132	$39,021

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Purchase Option	Deadweight (in metric tons)
Navios Felix	Capesize	07/2013	Yes	180,000
Navios Mercury	Ultra Handymax	08/2013	Yes	61,000
Navios Venus	Ultra Handymax	12/2013	Yes	61,000
Navios Southern Star	Panamax	03/2013	Yes	82,100

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on the vessel is held by Navios Holdings.